

July 14, 2011

Via E-mail
Mr. Lars Rebien Sorensen
President and Chief Executive Officer
Novo Nordisk A/S
Novo Alle
DK-2880 Bagsvaerd
Denmark

> **Re: Novo Nordisk A/S**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed February 14, 2011**
> **Form 6-K**
> **Filed February 14, 2011**
> **File No. 333-82318**

Dear Mr. Sorensen:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 6-K Filed February 14, 2011: Annual Report 2010

Financial Performance
Development in cost and operating profit, page 7

1. A basic premise of disclosure under Item 5 of Form 20-F is that historical information and trends are indicative of future performance. In that light, please tell us whether the 22% increase in your research and development spending in 2010 is expected to continue, whether the completion of phase 3 trials for Degludec and DegludecPlus in January 2011 with related regulatory submissions

anticipated in the second half of 2011 will result in research and development spending reverting back to pre-2010 levels, or what other scenario regarding 2011 research and development expenses you expect. Also with respect to your expectation for 2011 research and development expenses, tell us whether you expect your historical relationship of approximately 75% of research and development expenditures spent on clinical development activities and approximately 25% of these expenditures spent on research activities, as disclosed on page 15 of your 2010 Form 20-F, to continue.

Pipeline overview, page 24

2. Please provide the following information for late stage (i.e. Phase 3) projects listed in the Pipeline Overview on pages 24 and 25:

   • Provide us the year that each project entered Phase 3; and
   • Provide us information regarding the remaining terms of the patents for each project or other information regarding remaining patent protection or exclusivity for these late stage projects, if they were to reach commercialization.

3. If Degludec and DegludecPlus were to reach commercialization, tell us the extent to which you expect sales of these future insulin products to replace sales of your existing insulin products, shown on page 67.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant